Press Release
 November 6, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

C$5.25 MILLION PRIVATE PLACEMENT FINANCING

Virginia Gold Mines Inc. (“Virginia”) (TSE: VIA) has entered into an agreement with Westwind Partners Inc. pursuant to which the underwriters have agreed to buy 3,500,000 Units (the “Units”) from Virginia to sell by way of private placement at a price of C$1.50 per Unit for total gross proceeds of C$5,250,000. Each Unit shall consist of one common share in the capital of Virginia and one-half common share warrant, each whole warrant exercisable into one common share of Virginia for 18 months at C$2.00 per share. In addition Virginia has granted Westwind Partners an option to purchase up to an additional 2,000,000 Units exercisable at any time prior to the closing date for total gross proceeds of C$8,250,000. The financing is scheduled to close on or about November 20, 2003 and is subject to, among other things, all required regulatory approvals.

The net proceeds from the private placement will be used for exploration and development of Virginia's core properties.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

André Gaumond
President
VIRGINIA GOLD MINES INC.
Tel.: 418-694-9832

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN VIRGINIA'S ANNUAL INFORMATION FORM.